Exhibit 2.1

July 11, 2016

SHARE PURCHASE AGREEMENT

Between

Ferro Finco Ireland Limited

Ferro Investments B.V.

as Sellers

and

Plahoma Two AG

as Buyer

THIS SHARE PURCHASE AGREEMENT (together with its Annexes and Schedules, the "Agreement") IS MADE AND ENTERED INTO AS OF July 11, 2016

Between

Ferro Finco Ireland Limited, a limited liability company organized and existing under the laws of Ireland,  having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland, registered with the Companies Registration Office under number 547176,

Ferro Investments B.V., a limited liability company organized and existing under the laws of the Netherlands, having its registered office at Roer 266, Capelle aan den IJssel, registered with the Dutch Chamber of Commerce under number 24166168,

(individually each a “Seller” and collectively referred to as “Sellers”),

and

Plahoma Two AG, a limited liability company organized and existing under the laws of Germany having its registered office at Munich and registered with the commercial register at the local court of Munich under HRB 219239, (the “Buyer”),

and

(each Seller and Buyer are hereinafter each referred to as a "Party", and collectively as the "Parties")

WHEREAS Ferro (Belgium) BVBA, a private limited liability company organized and existing under the laws of Belgium, having its registered office at Scheldelaan 460, Haven 627, 2040 Antwerp, Belgium, registered with the Crossroads Databank of Enterprises under number 0472.463.442 (the “Company”), has an issued share capital of twenty-five million euros (EUR 25,000,000) paid up for seventeen million euros (EUR 17,000,000), represented by 25,000,000 registered shares, without par value (such shares collectively referred to as the “Shares”);

WHEREAS the Company is engaged primarily in the manufacturing of dibenzoates, including a research facility in Mont-Saint-Guibert (the “Business”);

WHEREAS Sellers own the Shares, representing the entire issued and outstanding share capital of the Company;

WHEREAS the Buyer and Ferro Corporation, the parent company of the Company have, on June 18, 2015,  entered into a confidentiality agreement, a copy of which is attached as Annex A (the “Confidentiality Agreement”);

WHEREAS prior to entering into this Agreement, from June 17, 2016 to July 11, 2016, the Buyer, with the assistance of legal and other professional advisers, has performed an extensive due diligence investigation with respect to the Company and its business, operations, assets, liabilities, and its tax, commercial, accounting, legal, financial, technical and environmental condition, including analysing the information memorandum regarding the

Company, dated June 24, 2015 and the update to the information memorandum, dated May 11, 2016 (collectively the “Information Memorandum”), attending a presentation by management of the Company and conducting a site visit on June 20, 2016, analyzing the legal and financial vendor due diligence reports, analyzing the other information contained or provided in the Data Room Information, and receiving and using the opportunity to raise and discuss questions with representatives of the Company;

WHEREAS the Sellers are willing to sell the Shares to the Buyer and the Buyer wishes to purchase the Shares on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

Article 1.	Definitions and Interpretation
1.1.	Definitions

For the purposes of this Agreement, the following capitalized terms and expressions shall have the meanings specified or referred to in this article:

“Affiliates” means, with respect to any person or entity, any entity controlling, controlled by, or under common control with, such person or entity, and shall, with respect to any person, include family members;

“Agreement” means this agreement between the Sellers and the Buyer, including all Schedules and Annexes hereto, as it may be amended from time to time in accordance with its terms;

“Bankruptcy Law” means the August 8, 1997 Belgian law on bankruptcy (Faillissementswet);

“Business” shall have the meaning assigned thereto in the recitals to this Agreement;

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are generally open for business in Belgium as well as in the United States of America;

“Capital Restructuring” means: (i) the paying up of the outstanding amount of EUR 8,000,000 of the Company’s share capital through a payment in cash;  and (ii) the subsequent capital increase in cash of EUR 4,000,000 of the Company’s share capital;

“Cash Position Difference” has the meaning assigned thereto in Article 2.2.1(ii);

"CD/DVDs" shall have the meaning assigned thereto in Article 9.9;

“Claims” shall have the meaning assigned thereto in Article 7.3.1;

"Closing" means completion of the acquisition of the Shares in accordance with the provisions of this Agreement;

"Closing Date" means the date on which Closing occurs;

"Comfort Letter" shall mean the comfort letter issued by Ferro Corporation on June 15, 2015 vis-à-vis the Company;

“Company” shall have the meaning assigned thereto in the recitals to this Agreement;

“Concession” means the concession entered into between the Company and Havenbedrijf Antwerpen (previously denominated Gemeentelijk Havenbedrijf Antwerpen) regarding the property located at Scheldelaan 460 (building B5), 2040 Antwerp (Belgium), comprising 9,025 m²;

“Conditions Precedent” shall have the meaning assigned thereto in Article 3.1;

“Confidentiality Agreement” shall have the meaning assigned thereto in the recitals to this Agreement;

“Confidential Information” shall have the meaning assigned thereto in Article 8.2.1;

“Data Room Information” means the information made available to the Buyer and its Representatives on the Intralinks data site from June 17, 2016 until July 11, 2016 (inclusive), as included in the CD/DVDs;

“Deferred Tax Assets” shall have the meaning assigned thereto in Article 2.3.2;

“Earnout Amount” shall have the meaning assigned thereto in Article 2.3.2;

“Earnout Notice of Dispute” shall have the meaning assigned thereto in Article 2.3.3.2;

“Earnout Statement” shall have the meaning assigned thereto in Article 2.3.3.1;

“Effective Date” means July 31, 2016;

“Effective Date Cash Position” means, at the Effective Date, (i) all cash and cash equivalents in hand, in each case, in any currency, and (ii) all cash and cash equivalents in any account with a bank or other financial institution and any interest or the equivalent accrued or earned thereon, held by the Company and calculated in accordance with GAAP, applied in a manner consistent with the application for the Reference Accounts;

"Effective Date Statement" shall have the meaning assigned thereto in Article 2.2.2.1;

“Effective Date Working Capital Position” means the Working Capital at 23:59 CET on the Effective Date;

“Encumbrance” shall mean any charge, lien, mortgage, option, retention of title or other third party rights in rem or an agreement, arrangement or obligation to create any of the foregoing;

“Environment” means air, water or land;

“Environmental Laws” means all international, European Union, national, state, federal, regional or local Laws which are in force at the date of this Agreement which relate to Environmental Matters;

“Environmental Matters” means all matters relating to the pollution or protection of the Environment;

“Final Offer” shall have the meaning assigned thereto in Article 2.2.2.3;

"Final Purchase Price" shall have the meaning assigned thereto in Article 2.2.1;

“Financial Statements” shall have the meaning assigned thereto in Article 6.1.2.2;

"Financial Indebtedness" shall mean any indebtedness of the Company as of the Effective Date for borrowed money, provided, however, that any such items which would be included in the Effective Date Working Capital Position shall not be deemed part of the Financial Indebtedness;

“GAAP” means, except as explicitly otherwise stated, the generally accepted accounting principles of Belgium;

“Governmental Entity” means any supranational, national, state, regional or local government or any quasi-governmental body exercising governmental or quasi-governmental authority;

"Indemnified Party" shall have the meaning assigned thereto in Article 7.3.1;

"Indemnifying Party" shall have the meaning assigned thereto in Article 7.3.1;

"Independent Accountant" shall have the meaning assigned thereto in Article 2.2.2.2;

“Information Memorandum” shall have the meaning assigned thereto in the recitals to this Agreement;

“Intellectual Property Rights” shall have the meaning assigned thereto in Article 6.1.2.7;

“Intercompany Loans” means the receivables under the Liquidity Agreements between the Company (as borrower) and Ferro Finco Ireland Limited (as lender) for such amounts outstanding on the Effective Date;

“Law” means any applicable law, decree, regulation, directive or other rule of regulatory, mandatory nature, enacted or promulgated by any Governmental Entity;

“Law on the Continuity of Enterprises” means the January 31, 2009 Belgian law on the continuity of enterprises (Wet betreffende de continuïteit van de ondernemingen).

“Liquidity Agreements” shall have the meaning assigned thereto in Article 5.3.1;

"Long Stop Date" shall mean September 2, 2016;

“Loss” means any loss (schade) within the meaning of articles 1149, 1150 and 1151 of the Belgian civil code (burgerlijk wetboek) computed in accordance with Article 7 of this Agreement;

“Non-Disclosure Agreements” means the non-disclosure agreements listed in Schedule 6.1.2.7(d);

"Patent Applications" means the patents and patent applications listed in Schedule 6.1.2.7(b);

“Person” means any individual, firm, corporation, partnership, joint venture, association, joint-stock company, trust, organization, or other entity, whether or not incorporated;

"Polymer Additives Agreement" means the December 19, 2014 agreement by and among Ferro Corporation, the Company, Ferro Mexicana S.A. DE C.V. (as sellers) and Polymer Additives, Inc. (as buyer) regarding the sale of the Polymer Additives Business (as defined therein);

"Polymer Additives Condition" shall have the meaning assigned thereto in Article 3.1;

“Receivables Purchase Agreement” means the agreement between Ferro Finco Ireland Limited (as seller) and the Buyer (as buyer) for the sale of (i) the Intercompany Loans, and (ii) any and all other intercompany loans between the Sellers (or any of their Affiliates) and the Company, for an aggregate purchase price of EUR 1 in a form to be agreed between the parties thereto;

“Reference Accounts” means the accounts per May 31, 2016 attached hereto as Annex C;

“Reference Accounts Date” shall have the meaning assigned thereto in Article 6.1.2.2;

“Representatives” means, in relation to a Party, the directors, officers, agents, advisers and consultants of that Party and/or its respective Affiliates;

"Retained Names and Marks" shall have the meaning assigned thereto in Article 8.5.1;

“Sales Transaction” shall have the meaning assigned thereto in Article 2.3.6;

“Shares” shall have the meaning assigned thereto in the recitals to this Agreement;

"Synegis Trademarks" means the Synegis trademark registrations and applications as set forth in Schedule 6.1.2.7(a);

“Target Cash Position” means EUR 12,000,000;

“Target Working Capital” means EUR 10,478,530;

“Taxation”, “Tax” or “Taxes” shall mean: (i) all forms of taxation, whether levied by reference to income, profits, asset values, turnover, added value, or other reference, and whether imposed by way of a withholding, or deduction for, or on account of tax, or otherwise; (ii) any social security contributions or payroll taxes; and (iii) all penalties, charges, costs and interest relating thereto;

“Tax Authority” shall mean any taxing or other authority competent to impose any liability in respect of Taxation, or responsible for the administration and/or collection of Taxation, or enforcement of any law in relation to Taxation;

“Territory” shall mean any country where the Company is operating on the date of this Agreement;

"Third Party Claim" shall have the meaning assigned thereto in Article 7.6;

"Trademarks Assignment Agreement" means the agreement between Ferro Corporation and Buyer regarding the assignment of the Synegis Trademarks;

"Transaction" means the sale and purchase of the Shares;

"Transaction Documents" shall mean this Agreement, the Transition Services Agreement, the Receivables Purchase Agreement, the Trademarks Assignment Agreement and the UK Transfer Agreement;

“Transition Services Agreement” has the meaning assigned to it in Article 4.4;

"UK Transfer Agreement" means the agreement between Paul Holloway, FERRO (Great Britain) Ltd. and the Company regarding the transfer of Paul Holloway to the Company;

“Working Capital” means (i) the aggregate amount of the short term trade receivables, inventory and other receivables as set forth on the following accounting line items in the Company's financial statements: item TOTTRADEAR – Total trade accounts receivable, item TOTINV – Total inventory and item TOTOTHRECEXT - Total other receivables - external minus (ii) the sum of the trade payables, accrued taxes and accrued expenses as set forth on the following accounting line item in the Company's financial statements: item TRADEAP – Trade Accounts payable, item TOTACCRTAX - Total accrued taxes and item TOTACCREXP - Total accrued expenses calculated in accordance with GAAP, applied in a manner consistent with the application for the Reference Accounts and the example calculation attached hereto as Annex B; and

“Working Capital Difference” has the meaning assigned thereto in Article 2.2.1(iii).

1.2.	Interpretation
1.2.1.

  When using the expression “shall use its best efforts” (or any similar expression or any derivation thereof) in this Agreement, the Parties intend to refer to the Belgian law concept of “middelenverbintenis”.

1.2.2.	When using the expression “shall cause” or “shall procure that” (or any similar expression or any derivation thereof), the Parties intend to refer to the Belgian law concept of “sterkmaking”.
1.2.3.

  When using the expression “in the ordinary course of business”, the Parties acknowledge and will be taking into account the impact of the transition process whereby the Company is transitioning from the phthalates manufacturing to the manufacturing of benzoic acid and dibenzoates, which is currently in its start-up phase.

1.2.4.	The expression “the date hereof” shall refer to the signing date of this Agreement.
1.2.5.

  Whenever a warranty is given subject to the Sellers’ knowledge or is qualified by a similar expression, such warranty is given by the Sellers on the basis of the facts of which the Sellers have actual knowledge on the date hereof.

1.2.6.	All terms defined in this Agreement shall have the same meaning regardless of whether they are used in the singular or plural.
1.2.7.

  For the calculation of a period of time, such period shall start the day following the day on which the event triggering such a period of time has occurred. The expiry date shall be included in the period of time. If the expiry date is a Saturday, a Sunday or a bank holiday in Belgium, the expiry date shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days.

Article 2.	Sale and Purchase of Shares
2.1.	Sale and Purchase
2.1.1.

  Subject to the terms and conditions of this Agreement, the Sellers hereby sell and transfer the Shares to the Buyer, and the Buyer hereby purchases and acquires all of the Shares for the Final Purchase Price and the Earnout Amount (if any) per Article 2.3.

2.1.2.

  Title to the Shares shall pass to the Buyer on the Closing Date in the manner set forth in this Agreement, free and clear of any and all Encumbrances, together with all obligations and rights attaching thereto, including, but not limited to, the right to all dividends declared, paid or made by the Company as from the Closing Date.

2.1.3.	Each Seller hereby waives its respective right of first refusal, included in article 11 of the articles of association of the Company, with respect to the other Seller's transfer of shares.

2.1.4.	The sale and purchase of the Shares is indivisible and shall be valid only if it applies to all Shares. No partial enforcement of this Agreement shall be allowed.
2.2.	Purchase Price
2.2.1.	The aggregate purchase price for the Shares shall be the “Final Purchase Price”, which shall be the aggregate of:

(i) EUR 1,

(ii) minus the difference between the Target Cash Position and the Effective Date Cash Position (in the assumption that the Effective Date Cash Position is lower than the Target Cash Position) (the “Cash Position Difference”),

(iii) minus the difference between the Target Working Capital Position and the Effective Date Working Capital Position (in the assumption that the Effective Date Working Capital is lower than the Target Working Capital) (the “Working Capital Difference”), and

(iv) minus the Financial Indebtedness.

For the avoidance of doubt, each of the adjustments under Article 2.2.1 (ii), (iii) and (iv) can only result in a downward adjustment of the EUR 1 payable pursuant to Article 2.2.1(i).

2.2.2.	The Final Purchase Price is payable as follows:

2.2.2.1.   The Sellers shall prepare and deliver to Buyer no later than on August 10, 2016, a statement (the "Effective Date Statement") setting forth their calculation of the Final Purchase Price, together with separate figures for each of the following amounts: Cash Position Difference, Working Capital Difference, and Financial Indebtedness. Prior to the Closing Date the Sellers and the Buyer will agree on the Cash Position Difference, the Working Capital Difference and the Financial Indebtedness.

2.2.2.2.   If Parties are unable to reach an agreement on the Final Purchase Price by August 31, 2016, the amount payable by the Buyer to the Sellers at the Closing Date shall be EUR 1. In such case either Party may by written notice to the Independent Accountant (as defined below), submit the items remaining in dispute for resolution to the Brussels office of a reputable audit firm to be agreed upon by the Parties provided that such accounting firm will be independent of the Parties (the "Independent Accountant"). If the Parties do not agree on the selection of an Independent Accountant, if the Independent Accountant does not accept its appointment, or is unable to carry out its mission in accordance with the terms of this Article 2.2.2 and if the Parties cannot agree on the appointment of another Independent Accountant, any Party may request the President of the Commercial Court of Brussels to appoint an international independent accounting firm as

Independent Accountant. The Independent Accountant shall act as arbitrator and its final determination as to all disputed items shall be final, conclusive and binding upon the Parties. No matters other than the determination of the Final Purchase Price pursuant to this Agreement shall be within the terms of reference of the Independent Accountant.

2.2.2.3.   Each Party shall, no later than twenty (20) days after the written notice to the Independent Accountant referred to in Article 2.2.2.2 furnish to the Independent Accountant such Party's final offer for the settlement of all items remaining in dispute (each a "Final Offer"). The Independent Accountant shall render its final and binding decision, by written notice specifying its determination of the Final Purchase Price to the Parties within forty-five (45) days from receipt of the Final Offer of both Parties (or if one or more Parties has not submitted a Final Offer, from the expiration of the twenty (20) days period to do so).

2.2.2.4.   Each of the Parties shall furnish, each at its own expense, the Independent Accountant and the other Parties with such documents and other written information as the Independent Accountant may request. The Independent Account shall treat any documents, and/or information received in connection with this adjustment procedure, as confidential, and shall destroy all such documents and information within five (5) Business Days from determination of the Final Purchase Price, and shall deliver a written confirmation of destruction to the Company.

2.2.2.5.   The Independent Accountant shall determine the proportion of its fees and expenses to be paid by each Party and such determination shall be made so that the greater the degree (measured in aggregate Euros) to which the Independent Accountant has accepted the Final Offer of a Party, the smaller the proportion of fees and expenses assessed against that Party. Each Party shall promptly pay its respective share of the fees and expenses of the Independent Accountant.

2.2.2.6.   Following an agreement between the Parties per Article 2.2.2.1 or, in the absence of an agreement between the Parties on the Final Purchase Price by August 31, 2016 and subject to the satisfaction of the other Conditions Precedent, the Final Purchase Price (or EUR 1 in the event that no agreement has been reached on the Final Purchase Price by August 31, 2016), is being paid by Buyer to Sellers on the Closing Date by electronic wire transfer to Ferro Finco Ireland Limited’s bank account (receiving the Final Purchase Price on its own behalf and on behalf of Ferro Investments B.V. pro rata their respective shareholding), with IBAN GB04 BOFA 1650 5022 4680 12 and SWIFT BOFAGB22 in immediately available funds without any set-off, restriction or condition and without any deduction or withholding by transfer of funds for same day value. In the event that the Final Purchase Price would be a negative amount, the Buyer will communicate its bank account details to the Sellers no later than two (2) Business Days before the

Closing. If no agreement is reached between the Parties by August 31, 2016 and the matter is referred to an Independent Accountant for resolution, the difference between the Final Purchase Price (as determined by the Independent Accountant) and the EUR 1 paid by the Buyer pursuant to Article 2.2.2.2 will be paid within ten (10) Business Days after determination of the Final Purchase Price by the Independent Accountant pursuant to 2.2.2.3 (regardless of when the Closing of the Transaction takes place).

2.3.	Earnout Amount
2.3.1.

  Article 2.1.1 provides that a portion of the consideration for the Shares is to be calculated and paid as an earnout. Seller and Buyer have agreed that the determination and payment of the Earnout Amount contemplated by Article 2.1.1 is to be in accordance with this Article 2.3.

2.3.2.

  Buyer shall pay to the Sellers, on a euro-for-euro basis, 50% of the tax saving obtained by the Company as a result of the deferred tax assets of the Company (including, without limitation, any unused losses carried forward, any unused and carried forward notional interest deduction and any unused and carried forward investment deduction) on the Closing Date (the “Deferred Tax Assets”), when such Deferred Tax Assets materialize for the Company, i.e. when the corporate income tax assessment from the Belgian tax authorities (or any successor Governmental Entity which going forward may be responsible for the Company’s corporate income tax assessment) demonstrates that profits (winsten) made by the Company are not, partially or at a lower rate effectively taxed for corporate income tax purposes as a result of the utilization of the Deferred Tax Assets (the “Earnout Amount”), in accordance with what is set out in Article 2.3.3. For the avoidance of doubt, in the event that certain payments are made by the Sellers to the Buyer under Article 8.6, none of these payments will entitle the Sellers to make any claims for an earnout pursuant to this Article 2.3.

2.3.3.	The Earnout Amount shall be determined and payable as follows:

2.3.3.1.   Each time, as from the Closing Date, that the Company receives the Company’s corporate income tax assessment for a period referring at least partially to a period after the Effective Date, Buyer will provide such assessment to the Sellers within 60 days from receipt of the assessment by the Company, including a statement from the Buyer indicating its good faith best estimate of the Earnout Amount which is payable to the Sellers on the basis of such tax assessment (the “Earnout Statement”), provided that to the extent the Company appeals or in any way challenges the corporate income tax assessment, the Buyer will only provide its good faith best estimate of the Earnout Amount once the dispute has been resolved upon which the procedure set forth in this Article 2.3.3 will be complied with.

2.3.3.2.   Within 90 days from receipt of the Earnout Statement, Sellers shall notify the Buyer in writing in case they disagree with the Earnout Statement, including the detailed reasons for the disagreement and specify Sellers’ own calculation of the Earnout Amount payable on the basis of the received corporate income tax assessment (the “Earnout Notice of Dispute”) (it being understood that Buyer shall provide any such other information reasonably required by the Sellers in order to make their calculation of the Earnout Amount due under this Agreement). In the event the Sellers agree with the Earnout Amount set forth in the Earnout Statement or Sellers do not respond within 90 days from receipt of the Earnout Statement, Buyer shall pay the Earnout Amount to Sellers within 5 Business Days from, respectively, receiving Sellers’ agreement or the lapsing of the 90 days period. Any payments made under this Article 2.3.3.2 will be made by electronic wire transfer to Ferro Finco Ireland Limited’s bank account (receiving the Earnout Amount on its own behalf and on behalf of Ferro Investments B.V. pro rata their respective shareholding), with IBAN GB04 BOFA 1650 5022 4680 12 and SWIFT BOFAGB22.

2.3.3.3.   After the delivery by the Sellers to the Buyer of any such Earnout Notice of Dispute, Sellers and Buyer shall attempt to reconcile their differences with respect to the Earnout Amount payable to the Sellers and any written resolution by them in that regard shall be final, conclusive and binding on the Parties.

2.3.3.4.   If Parties are unable to reach a resolution with such effect within 30 days after receipt by Buyer of the Earnout Notice of Dispute, the dispute will be submitted by either Party for resolution to the Independent Accountant in which case Articles 2.2.2.2 to 2.2.2.5 will apply mutatis mutandis. The Earnout Amount determined in accordance with these Articles shall be paid by the Buyer to the Sellers within 5 Business Days from the final and binding decision of the Independent Accountant per Article 2.2.2.3.

2.3.4.

  To the extent that the benefit of the Company received from the Deferred Tax Assets (determined in accordance with Article  2.3.2 for purposes of calculating the Earnout Amount) would subsequently be reduced following a revision by the Belgian tax authorities (or any successor Governmental Entity) of the corporate income tax assessment within three years after the end of the relevant financial year to which the corporate income tax assessment applies, such reduction will equally be applied to the Earnout Amount (determined in accordance with Article 2.3.2) and Sellers shall repay such reduction within 5 Business Days after the reduction has become final, conclusive and binding on the Parties in accordance with Article 2.3.3.

2.3.5.

  In view of Buyer’s obligations under this Agreement, Buyer agrees that it shall procure and guarantee that the Company timely makes any and all corporate income tax filings with the relevant Governmental Entities. The Parties agree that the Buyer shall be entitled to obtain a Tax ruling on the Deferred Tax Assets. In the event of a dispute or litigation with the Belgian tax authorities (or successor Governmental Entity) regarding the utilization of the Deferred Tax Assets, Buyer shall reasonably inform and consult Sellers in connection with such dispute or litigation (including, without limitation, timely providing of draft documents to be submitted) unless Sellers elect to assume the conduct of the dispute or litigation in which case the provisions of Article 7.6 will apply mutatis mutandis.

2.3.6.

  The Buyer shall use reasonable best efforts that any subsequent buyer of the Company (or any substantial part of the business or the assets of the Company) (the “Sales Transaction”) shall, as a condition precedent for the consummation of such Sales Transaction, enter into a direct separate agreement with the Sellers confirming its adherence with the terms of this Article 2.3. In the absence of any such subsequent buyer entering into such agreement with the Sellers, the Buyer shall continue to comply with the terms of this Article 2.3.

Article 3.	Conditions Precedent
3.1.

  Completion of the sale and purchase of the Shares is subject to the satisfaction, or waiver by Sellers (in the event of Condition Precedent 3.1.1), by Buyer (in the event of Conditions Precedent 3.1.2 or 3.1.3) or by both Parties (in the event of Condition Precedent 3.1.4), of the following conditions precedent (the “Conditions Precedent”):

3.1.1.	Buyer entering into an agreement with Polymer Additives, Inc. pursuant to section 9.02(e) of the Polymer Additives Agreement (the "Polymer Additives Condition");
3.1.2.

  Sellers obtaining, to the extent required, the consent or a waiver from Monsanto Europe NV in respect of the change of control resulting from the Transaction in accordance with clause 13 of the master operating agreement dated April 1, 2014 between Monsanto Europe NV and the Company;

3.1.3.	Sellers completing the Capital Restructuring; and
3.1.4.

  Sellers and Buyer having agreed on the amount of the Final Purchase Price in accordance with Article 2.2.2.1, provided that this Condition Precedent shall deemed to have been satisfied if no agreement has been reached by August 31, 2016.

3.2.	If:
3.2.1. the Polymer Additives Condition is not satisfied by the Long Stop Date; or
3.2.2.	Closing does not take place because the Buyer fails to comply with any of its obligations under Article 5.2;

the Sellers shall have the right, in their sole discretion, at any time thereafter to: (i) terminate this Agreement with immediate effect by giving written notice to that effect to the Buyer, without any liability on the Sellers’ part (provided that this right shall not apply in case the Polymer Additives Condition is not satisfied due to Polymer Additives, Inc.’s refusal to enter into an agreement with the Buyer); or (ii) postpone the Closing one or more times, but not beyond the date which is twenty (20) Business Days following the Long Stop Date, and failing satisfaction or waiver of the Polymer Additives Condition at any new date set for Closing in accordance with this Article, terminate this Agreement with immediate effect, without any liability on the Sellers’ part. Sellers’ right to terminate this Agreement pursuant to Articles 3.2.1 and 3.2.2 shall be without prejudice to the right to claim damages.

3.3.

  If Closing does not take place because (i) the Conditions Precedent under Articles 3.1.2 and 3.1.3 are not satisfied by the Long Stop Date, or (ii) the Sellers fail to comply with any of their obligations under Article 5.3, the Buyer shall have the right, in its sole discretion, at any time thereafter to: (i) terminate this Agreement with immediate effect by giving written notice to that effect to the Sellers, without any liability on the Buyer’s part; or (ii) postpone the Closing one or more times, but not beyond the date which is twenty (20) Business Days following the Long Stop Date. Buyer’s right to terminate this Agreement pursuant to this Article 3.3 shall be without prejudice to the right to claim damages.

3.4.

  In case of termination of the Agreement per Article 3.2 or 3.3, (i) all provisions of the Agreement, except for Articles 3.2,  3.3,  8.2, and 9.10, shall lapse and cease to have effect, and (ii) neither Party (nor any of its Affiliates) shall have any claim under the Transaction Documents of any nature against the other Parties (or any of their Affiliates), except under Articles 3.2 (in case of termination by the Sellers) or 3.3 (in case of termination by the Buyer).

3.5.

  Other than in accordance with Article 3.2, or by mutual written consent of the Parties, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever before or after the Closing Date.

Article 4.	Pre-Closing Covenants
4.1.

  Between the date of this Agreement and Closing, the Sellers shall procure, to the extent they are legally able to, ensure that, save to the extent (i) it is contemplated under, or pursuant to, the Transaction Documents; or (ii) it is necessary in order to comply with any commitment or arrangement existing as at the date of this Agreement, or any law or regulation from time to time; or (iii) it is undertaken at the request of the Buyer; or (iv) it is otherwise agreed to by the Buyer in writing, the Company shall, except with the prior written approval of Buyer, not,

4.1.1.	amend its articles of association (save in connection with the Capital Restructuring),
4.1.2.	hold any extraordinary shareholder meetings and/or execute any shareholder consents (save in connection with the Capital Restructuring),
4.1.3.	materially change its accounting principles or practices,

4.1.4.	issue any shares, warrants or options (except in connection with the Capital Restructuring),
4.1.5.	create, grant or issue any Encumbrance on any of the shares in its capital, or, other than in the ordinary course of business, its assets,
4.1.6.	undertake or approve the contribution or sale of its business,
4.1.7.	declare, make, or pay any dividend or other distribution to any Seller,
4.1.8.	settle any litigation where that action is likely to result in a settlement of EUR 100,000 or more,
4.1.9.	appoint any new employees with an annual salary in excess of EUR 50,000,
4.1.10.	incur any Financial Indebtedness in excess of EUR 100,000,
4.1.11.	incur any capital expenditure in excess of EUR 150,000, or
4.1.12.	waive any intercompany loans between the Sellers (or any of their Affiliates) and the Company.
4.2.

  If, following a request by the Sellers for the Buyer's consent pursuant to Article 4.1, the Buyer fails to respond within ten (10) Business Days of having been notified, the Buyer's consent to such request shall deemed to have been given.

4.3.

  The Sellers shall procure that, prior to the Closing Date, the Company informs Havenbedrijf Antwerpen (previously denominated Gemeentelijk Havenbedrijf Antwerpen) of the change of control pursuant to the consummation of the Transaction.

4.4.

  Between the date of this Agreement and the Closing Date, the Parties will enter into a transition services agreement (the “Transition Services Agreement”) whereby, for a period of up to two years after the Closing Date, the Sellers shall provide the support services and assistance to the Buyer to support the continued operation of the IT systems (either under the existing licenses or through a hosting service) and accounting, purchasing and payroll functions of the Company during such period and to support the transition of such systems and functions (including the migration of Company data subject to applicable data protection laws) free of charge. Buyer shall be responsible for procuring its own licenses and services at its own expense thereafter.

4.5.	The Sellers shall procure that after the Effective Date:
4.5.1.	no dividend or distribution, including by reduction of capital, or redemption or purchase of shares or otherwise, is made, paid or declared by the Company;

4.5.2.

  no payments of any kind are made or agreed to be made by the Company to the Sellers or any of their Affiliates, including management fees, service fees, fees in connection with the preparation, negotiation or completion of the transactions contemplated hereunder, the repayment of loans or interest thereon, gifts, by way or transfer of assets, the assumption of liabilities, the waiver of any right or otherwise; and

4.5.3.	the Company does not enter into any other transaction of any kind, including loans, transfers, sales, gifts, supplies or intra-group trading) with the Sellers or any of their Affiliates.

The Sellers undertake to pay to the Buyer immediately on demand on a euro-for-euro basis any payments made in breach of this Article 4.5.

Article 5.	Closing
5.1.

  Closing shall take place at the Brussels office of Jones Day on the third (3rd) Business Day after satisfaction of the Conditions Precedent, unless agreed otherwise, but in any event not earlier than August 1, 2016.

5.2.	On the Closing Date, the Buyer shall do, (or cause to be done), all of the following:
5.2.1.

  provide the Sellers a copy of the minutes of a duly held meeting of its board of directors (and/or any other competent corporate body) authorizing the execution of the Transaction Documents to which it is a party, and appointing the relevant signatory or signatories to sign such Transaction Documents on its behalf,

5.2.2.	deliver to the Sellers proof that the Polymer Additives Condition has been satisfied,
5.2.3.	pay the price payable on the Closing Date per Article 2.2.2,
5.2.4.	record the transfer of the Shares in the Company's share register and duly sign the register to that effect,
5.2.5.	provide the Sellers with a confirmation of receipt of the Company's share register, and
5.2.6.	provide the Sellers with a copy of the Transition Services Agreement, the Receivables Purchase Agreement, Trademarks Assignment Agreement and the UK Transfer Agreement, all duly executed by it.

5.3.	On the Closing Date, the Sellers shall do, (or cause to be done), all of the following, simultaneously with the receipt by the Sellers of the amount payable on the Closing Date per Article 2.2.2:
5.3.1.

  provide the Buyer with satisfactory evidence that the liquidity agreements between the Company and Ferro FinCo Ireland Limited dated June 20, 2015 and July 1, 2015 (the “Liquidity Agreements”) have been terminated,

5.3.2.

  provide the Buyer with the approved Financial Statements, including an unqualified audit opinion of the Company’s auditor (disregarding any minor comments made by the auditor on the Financial Statements, including, without limitation, regarding non-compliance with the statutory delays for approval of the Financial Statements),

5.3.3.	provide the Buyer with evidence that the Capital Restructuring has been completed,
5.3.4.	provide, if applicable, the Buyer with a receipt of the price payable on the Closing Date per Article 2.2.2,
5.3.5.

  provide the Buyer with a copy of the Receivables Purchase Agreement, Trademarks Assignment Agreement and the UK Transfer Agreement, duly executed by, respectively, (i) Ferro Finco Ireland Limited, (ii) Ferro Corporation, and (iii) Ferro (Great Britain) Ltd. and the Company, and

5.3.6.	countersign the share register of the Company to record the transfer of the Shares.
5.4.

  If Closing does not take place on the Closing Date because (i) the Buyer fails to comply with its obligations pursuant to Article 5.2, Article 3.2 shall apply, or (ii) the Sellers fail to comply with their obligations pursuant to Article 5.3, Article 3.3 shall apply.

Article 6.	Representations and Warranties
6.1.	Representations and Warranties concerning Sellers and Ownership of Shares
6.1.1.

  Each of the Sellers hereby represents and warrants, severally but not jointly (niet hoofdelijk), to the Buyer that – unless specified otherwise – each of the following statements but only in relation to itself is, on the date hereof, and shall be on the Closing Date, true and accurate:

6.1.1.1. Organization, Authority and Validity

Each of the Sellers is duly organized and validly existing under the Laws of its country of incorporation, with the corporate power and authority to enter into the Transaction Documents to which it is a party and perform its obligations hereunder;

This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of each Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally. The Transaction Documents to which it is a party, when executed, will constitute legal, valid and binding obligations;

The Sellers or the Company are not a party to any shareholders’ agreement regarding the Shares.

6.1.1.2. No Breach

Neither the execution and delivery of this Agreement, nor the consummation or performance of any contemplated transaction will, directly or indirectly:

(i) contravene, conflict with, or violate any organizational document of any Seller or any resolution adopted by the Board of Directors or the shareholders of any of the Sellers, or

(ii) violate any law, ruling, or other restriction of any Governmental Entity or give any other person the right to challenge the contemplated Transaction.

6.1.1.3. Consents

Each Seller has obtained all corporate authorizations and (other than to the extent relevant to the Polymer Additives Condition) all other governmental, statutory, regulatory or other consents, licenses or authorizations required to empower it to enter into and perform its obligations under the Transaction Documents to which it is a party where failure to obtain them would adversely affect to a material extent its ability to enter into, or perform its obligations under the Transaction Documents to which it is a party.

6.1.1.4. Ownership of Shares

(a) On the date of this Agreement, the authorized and issued share capital of the Company is EUR 25,000,000 (paid up for EUR 17,000,000), represented by 25,000,000 Shares,

(b) Immediately prior to the Closing Date, Ferro Finco Ireland Limited holds at least 24,900,000 Shares and Ferro Investments B.V. holds 100,000 Shares,

(c) On the Closing Date the Shares will be fully paid-up,

(d) On the date of this Agreement and on the Closing Date, the Sellers are and will be the lawful owners of the Shares, free and clear of Encumbrances and they are entitled to transfer the full legal and beneficial ownership in such Shares to the Buyer on the terms and conditions set out in this Agreement,

(e) There is no agreement or arrangement relating to the transfer of ownership of all or part of the Company's shares other than this Agreement that will survive Closing.

6.1.2.	Ferro Finco Ireland Limited hereby represents and warrants to the Buyer that – unless specified otherwise - each of the following statements is, on the date hereof, true and accurate:
6.1.2.1. Incorporation and Existence

(a) The Company has been duly incorporated and is validly existing under the laws of its country of incorporation,

(b) There is no agreement of any kind whereby the Company is, or could be, obligated to: (i) issue any new shares; or (ii) purchase or redeem any of the Shares,

(c) The Company has not been dissolved by any shareholders’ resolution and no shareholders’ meeting has been called for that purpose. The Company has not been declared bankrupt.

(d) No procedure has been initiated by the Company under the Law on the Continuity of Enterprises or the Bankruptcy Law and the Company is not under an obligation to file for a judicial reorganization (gerechtelijke reorganisatie), respectively,    bankruptcy procedure under these laws.

6.1.2.2. Financial Statements

(a) Copies of the finalized draft financial statements of the Company for the period ending December 31, 2015 (the "Reference Accounts Date"), which are unaudited (the “Financial Statements”), are attached as Schedule 6.1.2.2. The Financial Statements have been prepared in accordance with GAAP, applied on a basis consistent with the principles used in the preparation of the relevant statutory accounts for the preceding financial years. The Financial Statements provide a fair view (“getrouw beeld”) of the assets and liabilities and financial condition of the Company at their relevant date.

(b) After the Closing Date there will be no outstanding intercompany loans between the Sellers and the Company.

6.1.2.3. Guarantees

There is no outstanding guarantee, surety, or security given by the Company in respect of any obligation of any person other than the Company. There is no outstanding guarantee, surety or security given by the Sellers, or any affiliate of the Seller, in respect of any obligation of the Company, other than the Comfort Letter.

6.1.2.4. Real Property

The Company does not: (i) own any real estate; or (ii) lease or hold in concession any real estate, other than (a) the concession granted by Havenbedrijf Antwerpen (previously denominated Gemeentelijk Havenbedrijf Antwerpen) to the Company, and (b) the lease agreement entered into between the Company and Watson & Crick Hill NV regarding building H at rue Granbonpré 11, 1435 Mont-Saint-Guibert.

6.1.2.5. Environmental

The Company has not received written notice that it is in breach of Environmental Laws that would have a material negative effect on the Company.

6.1.2.6. Assets

The Company owns all movable tangible assets necessary to conduct its business for the duration of the Concession, and none of these assets are the subject of an Encumbrance. The movable fixed tangible assets owned, leased, or otherwise used by the Company, are in good working order (except for ordinary wear and tear) and have been properly and regularly repaired and maintained.

6.1.2.7. Intellectual Property

A true and complete list of all the (a) Synegis Trademarks, (b) Patent Applications, (c) URLs and (d) Non-Disclosure Agreements, which are necessary for or are used in or in connection with the business of the Company (including applications therefore), is set out in Schedule 6.1.2.7 (the “Intellectual Property Rights”) specifying the jurisdictions in which such Intellectual Property Right has been registered, or in which an application of such registration has been filed, the registration or application numbers, the termination or expiration dates and the owner. All such Intellectual Property Rights are, or will be, owned by the Company at the Closing Date, or the Company has the rights to use these under a licensing arrangement sufficient to carry on its business as currently conducted.

To the Sellers' knowledge, no person has asserted any claim based upon the use of any Intellectual Property Right by the Company.

6.1.2.8. Contracts
(a)

Except as disclosed in the Data Room Information or Schedule 6.1.2.8, the Company is no party to any material contract which (i) was not entered into at an arm's length basis; or (ii) in any way restricts its freedom to carry on the whole or any material part of its business as it does at present.

(b)

The Company has not received written notice that it is in default under any agreement to which it is a party and which is in force on the date of this Agreement, which default would have a material adverse effect on the business.

6.1.2.9. Licences and Consents
(a)

To the Sellers' knowledge, all licences, permissions and regulatory approvals required for the current operation of the business of the Company have been obtained (either directly or through Monsanto Europe NV), are in force and are being complied with.

(b) During the last three (3) years, no public authority has notified the Company of any violation of any permits.

6.1.2.10. Employees and Employee Benefits
(a)

The Data Room Information contains a true and complete list of all the employees of the Company, their position, their salary, bonus or other performance-related payment and other principal benefits, age and start date of their employment. No written notice of termination of the employment of any current employee has been given or received by the Company. No current employee has indicated his/her intention to terminate his/her employment.

(b) The Company is not involved, or has during the twelve (12) months preceding the date of this Agreement been involved, in a collective labor dispute which had a material negative effect on the business.

(c) The Data Room Information contains all pension plans and pension-related agreements regarding the employees and former employees of the Company. Provisions for pension obligations under Belgian Law have been made in the Financial Statements as of the Reference Accounts Date in accordance with GAAP.

(d) The Company has not granted or promised any director, officer or employee of the Company any payment or benefit which will become payable or arise as a result of the implementation of the transactions contemplated by this Agreement.

6.1.2.11. Absence of Investigations and Administrative Proceedings

To the Seller’s knowledge, there is no investigation, order, or judgment of any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against the Company, and the Company has not received any notice during the past twelve (12) months from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation, and/or failure, to comply with any applicable law or regulation.

6.1.2.12. Litigation

The Company is not involved in any civil, criminal or administrative proceeding, litigation or arbitration before any court, governmental authority or arbitration panel nor, to the Sellers’ knowledge, has any such proceeding been threatened by notice to the Sellers or the Company.

6.1.2.13. Insurance
(a)	Particulars of all material insurances currently in effect in whole or in part for the benefit of the Company have been disclosed in the Data Room Information.

(b) All premiums in respect of such insurances have been paid.

(c) The Company has not received a formal notice that any such insurances are invalid or unenforceable, provided that, as of Closing, the Company will no longer be entitled the benefit of the umbrella insurance of the Ferro group.

6.1.2.14. Taxes
(a)

The Company has timely filed all Tax returns required under the applicable Law and relating to periods up to date hereof with the appropriate Tax Authority, and such Tax returns have been completed in material compliance with all applicable Tax Laws. The Company has timely paid all Taxes shown in such Tax returns and which are due for payment or have entered adequate provisions or liabilities in the statutory financial statements as of the Reference Accounts Date in respect of Taxes which are due, but are unpaid for periods up to that date.

(b) The Company duly and timely withheld from dividends, employee salaries, wages and other compensation and paid over the to the appropriate Tax Authority all amounts required to be withheld and paid over for all periods up to the date hereof.

(c) The Company is currently not subject to any non-routine audit by any Tax Authorities which would have a material adverse effect on the business.

6.1.2.15. Conduct of Business since December 31, 2015

Except as disclosed in the Data Room Information, between December 31, 2015 and the date of this Agreement, except as set forth in the Data Room Information or in this Agreement, the Company has not: (i) taken any board resolutions or shareholder resolutions; (ii) entered into, amended or terminated any material agreements or commitments; (iii) made any accounting entries or taken other accounting measures other than in the ordinary course of business; (iv) taken any action except in the ordinary course of business (but taking into account the start-up of the business); (v) acquired, or agreed to acquire, any shares or other interest in any person or entity; (vi) declared, paid or set aside any distribution of dividends, profits or reserves; or (vii) increased the salary of any employees except as provided for by applicable collective bargaining agreements.

6.1.3.

  Each of the Sellers’ representations and warranties set forth in Articles 6.1.1 and 6.1.2 is qualified by the following, which shall constitute exceptions to each of these representations and warranties:

(a)	any matter which is expressly disclosed in this Agreement (including any of the Annexes and Schedules) and/or the CD/DVDs; and

(b) any matter provided for (but only to the extent of the provision) in the Financial Statements (as such term is defined in Article 6.1.2.2).

6.1.4.

  The Buyer acknowledges and agrees, except as otherwise provided in Articles 6.1.1 and 6.1.2, that no other agreement, representation, warranty, statement, promise or forecast made by or on behalf of any Seller (or any member of the Sellers' group) may form the basis of any Claim (whether contractual or non-contractual) by the Buyer or any other member of the Buyer's group in connection with this Agreement or any Transaction Document against any Seller or an affiliate of any Seller. In particular, the Sellers do not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Buyer, its Affiliates or to its or their advisers on or before the date of this Agreement (including, any documents included in the Information Memorandum and the Data Room Information).

6.2.	Representations and Warranties of Buyer
6.2.1.	The Buyer represents to the Sellers that the following representations and warranties are true and accurate in all material respects on the date hereof.
6.2.1.1. Organization, Authority and Validity

(a)The Buyer is duly organized and validly existing under the Laws of its country of incorporation, with the corporate power and authority to enter into the Transaction Documents to which it is a party and perform its obligations hereunder,

(b) This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights and remedies generally. The Transaction Documents to which it is a party, when executed, will constitute legal, valid and binding obligations

6.2.1.2. No Breach

(a)	Neither the execution and delivery of this Agreement, nor the consummation or performance of any contemplated transaction, will, directly or indirectly:

(i) contravene, conflict with, or violate any organisational document of the Buyer or any resolution adopted by the Board of Directors or the shareholders of the Buyer, or

(ii) violate any Law, ruling or other restriction of any Governmental Entity or give any other person the right to challenge the contemplated Transaction.

6.2.1.3. Consents

The Buyer has obtained all corporate authorizations and all other governmental, statutory, regulatory or other consents, licenses or authorisations required to empower it to enter into and perform its obligations under the Transaction Documents to which it is a party where failure to obtain them would adversely affect to a material extent its ability to enter into or perform its obligations under the Transaction Documents to which it is a party.

6.2.1.4. No Agent

The Buyer is entering into the Transaction Documents to which it is a party as principal, and not as an agent or broker for any third party, or as part of a consortium.

6.2.1.5. Brokers or Finders

Neither Buyer nor any of its Representatives have incurred any obligation or liability, contingent or otherwise, for any brokerage or finder's fee, agent's commission, or other similar payment in connection with this Agreement or the transactions contemplated thereby.

Article 7.	Indemnification
7.1.	Indemnification by the Seller
7.1.1.	Subject to the limitations set out in this Article, Ferro Finco Ireland Limited agrees and undertakes to indemnify the Buyer for any Losses incurred by the Buyer as a result of:
(a)	a breach of the representations and warranties made by the Sellers in Article 7.1; and

(b) any failure or refusal, prior to Closing, by the Sellers, and/or the Company, to satisfy or perform any covenant or term of this Agreement, required to be satisfied or performed by the Sellers, respectively, the Company.

7.1.2.

  The Buyer’s rights under this Article are personal to the Buyer and may not, without the Sellers' prior written consent, be assigned or transferred (in any manner whatsoever) to any third party (including any transferee of the Shares) other than to an Affiliate of the Buyer.

7.2.	Indemnification by the Buyer

Without prejudice to Articles 3.2 and 3.4, the Buyer agrees and undertakes to indemnify the Sellers for any Losses incurred by the Sellers as a result of (i) a breach of the representations and warranties made by the Buyer in Article 6.2, and (ii) any failure or refusal, prior to Closing, by the Buyer to satisfy or perform any covenant or term of this Agreement required to be satisfied or performed by the Buyer.

7.3.	Claims
7.3.1.

  As promptly as is reasonably practicable after becoming aware of any action, fact or event that may give rise to a claim for indemnification against a Party (the "Indemnifying Party") under this Agreement (a “Claim”), but in any event no later than thirty (30) days after first becoming aware of such claim, the Party concerned (the "Indemnified Party") shall give notice to the Indemnifying Party, if applicable, within the time limits provided in article 7.4.1.

Such notice shall set out in reasonable detail the specific actions, facts or events in respect of which the Claim is made, together with (i) a bona fide estimate of the amount of damage which is the subject of the Claim and a statement of the Losses suffered, (ii) all evidence, relevant information and documentation to support the Claim, including the provisions of this Agreement on which the Claim is based, and (iii) such information as may be necessary for the Indemnifying Party to determine that the limitations in this Article 7 have been satisfied or do not apply.

7.3.2.

  The Indemnifying Party shall be deemed to accept any Claim made by the Indemnified Party in accordance with the provisions of this Article 7 and shall be liable to indemnify the Indemnified Party for the amount of damages requested in such a Claim (subject to the limitations set out in this Article 7) unless the Indemnifying Party has given the Indemnified Party a notice objecting to the Claim within forty-five (45) days following notification of such Claim.

7.3.3.

  If the Indemnifying Party and the Indemnified Party are unable to reach an agreement on the amount of the damages to be indemnified by the Indemnifying Party within thirty (30) days following notification of the Indemnifying Party’s objection, the matter shall be decided in accordance with Article 9.10.2.

7.3.4.

  In connection with any Claim (which shall include any Third Party Claims made pursuant to Article 7.6) made by the Buyer, the Buyer shall, and shall cause the Company (to the extent necessary or useful) to:

(a)

allow the Sellers and their advisers to investigate the actions, facts or events alleged to give rise to such a Claim and whether, and to what extent any damage is payable in respect of such a Claim, provided that no such investigation shall unreasonably interfere with the Company’s business; and

(b) give all such information and assistance to the Sellers and their advisers, including (i) access to the Company’s premises and personnel, upon reasonable advance notice and during normal business hours, and (ii) the right to examine and copy all such contracts, books and records, and other documents and data as the Sellers and their advisers may reasonably request, subject to the Sellers agreeing in such form as the Buyer may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the Claim in question.

7.3.5.

  If the Indemnifying Party has accepted, or is deemed to have accepted, the amount of the damages claimed by the Indemnified Party pursuant to this Article 7, or if the Indemnifying Party and the Indemnified Party have agreed upon another amount, the Indemnifying Party shall pay such amount to the Indemnified Party within fifteen (15) days of such acceptance or agreement.

7.3.6.	Payment shall be made in accordance with the instructions which shall be notified to the Indemnifying Party by the Indemnified Party.
7.4.	Liability of the Sellers
7.4.1.	Deadlines for Claims

The Sellers shall not be liable under this Agreement in respect of any Claim unless:

(a)	a notice of Claim is given within eighteen (18) months following the Closing Date; or

(b) in case of a Claim relating to a breach of Articles 6.1.2.14 or 8.6, notice is given at the latest three (3) months after the date upon which the underlying fact of such Claim is barred by applicable statutes of limitation.

7.5.	Limitation of Liability
7.5.1.	Minimum Claims

7.5.1.1.   The Sellers shall not be liable under this Agreement in respect of any individual Claim pursuant to Article 7.1.1, unless the Losses (after all deductions pursuant to this Article 7) resulting from such Claim amount to at least EUR 10,000.

7.5.1.2.   The Sellers shall not be liable under this Agreement in respect of any Claim pursuant to Article 7.1.1 unless and until the aggregate amount of Losses to which the Buyer Indemnified Party would be entitled resulting from any and all such Claims (after all deductions pursuant to this Article 7 and excluding the Claims which do not reach the threshold set out in Article 7.5.1.1) exceed EUR 100,000.
7.5.2.	Maximum Liability

The aggregate liability of the Sellers under this Agreement shall not exceed EUR 1 million provided that the aggregate liability for Claims under Clauses 6.1.2.14 and 8.6 shall be EUR 1.5 million (which shall be non-cumulative with the general EUR 1 million cap).

The limitations in this Article 7.5 shall not apply in relation to the representations and warranties set out in Articles 4.1,  4.5,  6.1.1.4,  6.1.2.1 (with exception of 6.1.2.1(d)), and 6.1.2.2(b).

For the avoidance of doubt, any adjustments to the Final Purchase Price shall be on a euro-for-euro basis and not be subject to any limitations set forth herein.

7.5.3.	Contingent Liability

The Sellers shall not be liable under this Agreement in respect of any Claim in respect of any liability which is contingent (“eventuele schuld”) or unquantifiable unless such contingent liability becomes an actual liability and is due and payable, provided that claims for contingent liabilities can be made within the deadlines set forth in 7.4.1.

7.5.4.	Insurance Proceeds, Tax Savings and Other Recoveries

The amount of any Loss incurred, or suffered by the Company, shall be calculated after giving effect to:

(a)	Any insurance proceeds with respect to such Loss which the Company may or could be recoverable from its insurers;

(b) Any recoveries with respect to such Loss which the Company, acting reasonable and in good faith, actually recovers from any other third party; and

(c) Any Taxes which would have been due for the Indemnified Party if such Losses had not been incurred but only when these Tax benefits effectively materialize.

7.5.5.	Matters Arising Subsequent to the Agreement

The Sellers shall not be liable under this Agreement in respect of any action, fact or event and any Losses arising therefrom to the extent that (i) these have been disclosed in the Data Room Information and/or this Agreement, (ii) these are reflected in the Financial Statements by way of a provision, allowance or reserve or in calculating the Initial Purchase Price, or (iii) the same occurred as a consequence of:

(a)	any action undertaken by the Sellers pursuant to this Agreement or otherwise at the request or with the approval of the Buyer;

(b) any act, omission or transaction carried out after Closing by the Buyer or the Company outside the ordinary course of business;

(c) a change in accounting policies, accounting principles, accounting bases or practices of the Company after the Closing; or

(d) the passing of, or any change in, any Law or regulation after the date of this Agreement;

7.5.6.	If the same event, matter or circumstances can give rise to a Loss under several provisions of this Article, the Buyer shall only be indemnified once.
7.5.7.

  Any indemnification due by the Indemnifying Party to the Indemnified Party shall be computed without regard to any multiple, price-earnings or equivalent ratio implicit or otherwise used in the negotiation or determination of the Final Purchase Price.

7.5.8.	None of the limitations contained in this Article 7.5 shall apply to any Claim which arises as a consequence of fraud by the Sellers.
7.5.9.

  Nothing in this Agreement shall relieve the Buyer from its duty under applicable Law to mitigate any Loss incurred by it or the Company as a result of any matter or circumstance giving rise to a Claim. Buyer undertakes to take all reasonable steps and give all reasonable assistance to mitigate any such Loss.

7.6.	Third Party Claims

If the  Claim notified by the Buyer to the Sellers in accordance with this Article 7 arises as a result of, or in connection with a liability or an alleged liability of the Company towards a third party or a civil, commercial, administrative, criminal or arbitration proceeding in which the Company is involved (hereinafter referred to as a "Third Party Claim"), the Seller(s) may give the Buyer notice that it/they elect(s) to assume the conduct of the dispute, compromise, defence or appeal of the Third Party Claim, in which case  :

(a)	the Sellers, at their own expense, shall take such action as they may deem fit to avoid, dispute, defend appeal or settle such Third Party Claim in the name of the Company;

(b) the Sellers shall consult with the Buyer in relation to the conduct of any proceedings arising out of the Third Party Claim;

(c) the Buyer may, at its own expense, participate in the defense of the proceeding;

(d) the Buyer shall, and shall cause the Company to, provide the Sellers with all material correspondence and documentation relating to the Third Party Claim as the Seller may reasonably request; and

(e) the Buyer shall  and shall cause the Company to comply with the provisions of this Article 7.6.

7.7.	Exclusive Remedy

Buyer acknowledges and agrees that its sole and exclusive remedy after execution of this Agreement with respect to any and all Claims under this Agreement shall be pursuant to the indemnification provisions set forth under this Article 7. Buyer hereby waives, to the fullest extent permitted under applicable Law, any and all rights, contractual and non-contractual claims and causes of action it or any of its Affiliates may have, other than on the basis of any of the Transaction Documents to which it is or shall be a party, against any Seller or any of its Affiliates in whatever capacity (be it as director, shareholder, service provider or otherwise), in connection with this Agreement, whether or not arising under or based upon any Law.

7.8.	Reduction/Increase in Price

Any payment made by the Seller or the Buyer, in respect of a Claim, shall, to the maximum extent possible, be deemed to be, respectively, a reduction or increase of the Final Purchase Price.

Article 8.	Covenants of the Parties Extending after the Date of this Agreement
8.1.	Further Assurances
8.1.1.

  The Parties agree and undertake to furnish to each other such further information, to execute such other documents, and to do such other things, as the other Party may reasonably request for the purposes of carrying out, implementing and giving effect to the Transaction Documents.

8.1.2.

  Between the date hereof and the Closing Date, Sellers shall procure that the Company, subject to applicable confidentiality restrictions, provides the Buyer and its professional advisors reasonable access to the Company’s management, auditors, its properties, books, tax returns, contracts, records and other documentation and data and furnish to Buyer all such documents and information which Buyer reasonably requests, provided that Buyer shall destroy any information received pursuant to this Article 8.1.2 in the event the Transaction has not been consummated by the Long Stop Date.

8.1.3.

  The Parties shall not (and shall procure that no member of their respective group shall) take any action, or omit to take any action, that would reasonably be expected to prevent or materially delay Closing.

8.2.	Confidential Nature of this Agreement and Announcements
8.2.1.

  Without prejudice to the obligations of the Parties under the Confidentiality Agreement, the subject matter and contents of the Transaction Documents, as well as any written or oral information communicated, received or obtained by either Party under or pursuant to the Transaction Documents which relates to the other Party (the “Confidential Information”) are strictly confidential.

8.2.2.	Each Party is prohibited from disclosing all or any part of the Confidential Information to any third party, except:
(a)	in the event that either Party seeks indemnification from the other Party under this in any proceedings; or

(b) to the extent strictly necessary in order to allow either Party to comply with any legal requirement to make any announcement or to provide information to any public authority, provided, however, that such Party shall notify the other Party before complying with such an obligation and seek an appropriate remedy to prevent such disclosure to the largest extent possible;

(c) to its advisers subject to a duty of confidentiality and only to the extent necessary for any lawful purpose;

(d) in connection with the Tax ruling the Buyer may apply for in connection with the Deferred Tax Assets (but only to the extent the disclosure of such Confidential Information is needed for the Tax ruling or requested by the Tax authorities in connection therewith).

8.2.3.

  The Parties shall only disclose Confidential Information to their respective Representatives who need to know such information for the purpose of exercising their rights or performing their obligations under this Agreement (in which case such Party shall cause its Representatives to treat any such information as strictly confidential).

8.2.4.	The Parties shall take all reasonable actions to ensure that no accidental or unauthorized disclosure of Confidential Information occurs.
8.2.5.	Neither Party shall issue or cause the publication of a press release with respect to this Agreement or the transactions contemplated thereby without reasonably consultation of the other Party.
8.3.	Non-Solicitation

The Sellers undertake, for a period of two (2) years from the date of this Agreement, to refrain from, directly or indirectly, employing (or otherwise engaging as an independent contractor or director) any employee of the Company, provided that (i) any hire of employees who approached the Sellers on an unsolicited basis, or (ii) any hire of any employees of the Company through a general recruitment campaign that is not specifically aimed at employees of the Company, are exempt from such restriction.

8.4.	Non-Competition

For a period of three (3) years from the date of this Agreement (the “Restricted Period”), the Sellers covenant that neither the Sellers nor any of their Affiliates, for which the Sellers will be unconditionally liable hereunder, shall, directly or indirectly, compete with the business as currently conducted by the Company in the Territory.

Nothing in this Article 8.4 shall prevent, after Closing, the Sellers or any of their subsidiaries from performing its obligations under the Transaction Documents and/or under any other agreement which it may enter into with a member of the Buyer’s group.

8.5.	Name Change
8.5.1.

  Buyer acknowledges that all right, title and interest in and to the name or designs "Ferro" and Ferro's "Check-in-a-Circle" logo, together with all confusingly similar variations, derivations and abbreviations thereof, any trademarks, trade names, brand marks, brand names, trade dress or logos relating to such names and any other identifiers of source containing or incorporating the foregoing (the "Retained Names and Marks"), are owned exclusively by the Sellers or any of their Affiliates and Buyer further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks.

8.5.2.

  As from the Closing Date, the Company shall no longer be entitled to use Retained Names and Marks as (part of) its company name (vennootschapsnaam) or trade name (handelsnaam). At Closing, the Buyer shall therefore procure that a shareholders’ meeting of the Company is held before a Belgian notary at which it is resolved to change the name of the Company with immediate effect to a name which does not include a reference to the Retained Names and Marks.

8.5.3.

  Within 120 calendar days after the Closing Date, Buyer will remove or cover the Retained Names and Marks from all the Company's signs, billboards, advertising materials, telephone listings, labels, stationery, office forms, packaging or other materials. Without prejudice to what is set forth in Article 8.5.2, after that time, Buyer will not use, or permit any of its subsidiaries to use, the Retained Names and Marks for any purpose. Notwithstanding the foregoing, Buyer may use the Ferro Corporation name at all times after the Closing Date in a neutral, non-trademark manner to describe the history of the Company.

8.6.	Tax Indemnity

Sellers shall indemnify Buyer and/or, at Buyer's election, the Company from any Losses incurred by Buyer or the Company as a result of any liability of the Company for Taxes relating to (a) a period ending on or before the Closing Date but only to the extent these exceed the amount of the provisions made in the Financial Statements, or (b) the Capital Restructuring.

Article 9.	Miscellaneous Provisions
9.1.	Assignment
9.1.1.

  Neither Party may assign this Agreement or all or part of its rights and obligations under this Agreement to any third party without the express prior written consent of the other Parties, provided, however, that each Party may assign this Agreement or all or part of its rights and obligations under this Agreement to any Affiliate without prior consent from the other Parties. This

Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
9.1.2.

  This Agreement is solely for the benefit of the Parties hereto and those persons specifically described herein, and no provision of this Agreement shall be deemed to confer any remedy, claim or right upon any third party.

9.2.	Notices
9.2.1.

  Any notice in connection with this Agreement must be written in the English language and shall be validly given with respect to each Party if (i) sent by registered mail or an internationally recognized overnight delivery service to the addresses set out hereinafter, or (ii) delivered by hand (with written confirmation of receipt) to the persons listed hereinafter.

If to Sellers:Ferro Corporation

6060 Parkland Boulevard, Mayfield Heights

44124 Ohio, United States of America

Attn: General Counsel

with a copy to: Jones Day
  Regentschapsstraat 4, 1000 Brussels (Belgium)
  Attn: Jonas Van den Bossche

If to Buyer:Plahoma Two AG
Alter Hof 5
80331 München
Germany
Attn: Dr. Caspar Frhr. v. Schnurbein

9.2.2.

     Any notice shall be effective upon receipt and shall be deemed to have been received (i) on the first day following the date of posting if sent by registered mail or an internationally recognized overnight delivery service, provided both the sender and the addressee reside in Belgium, or (ii) three (3) Business Days (in the place to which it is sent) following the date of posting if sent by registered mail or an internationally recognized overnight delivery service, when either the sender or the addressee does not reside in Belgium, or (iii) on the date of receipt if delivered in person to representatives of the Parties.

9.3.	Liability

The undertakings and obligations of the Sellers under this Agreement shall be several and not joint (deelbaar en niet hoofdelijk).

9.4.	Costs

Each Party shall bear its own costs and expenses (including legal expenses) incurred by it in connection with the preparation, negotiation, execution and performance of this Agreement.

9.5.	Entire Agreement
9.5.1.

  This Agreement constitutes the entire agreement among the Parties with respect to the matters to which it refers and contains everything that the Parties have negotiated and agreed upon within the framework of this Agreement.

9.5.2.

  Except if expressly provided otherwise in this Agreement, this Agreement replaces, annuls and supersedes any agreement, communication, offer, proposal or correspondence, oral or written, exchanged or concluded among the Parties relating to the same subject matter.

9.5.3.	This Agreement may only be amended in writing signed by all Parties.
9.6.	Waiver
9.6.1.

  A failure or delay on the part of either Party to enforce a right or exercise a remedy under this Agreement is neither to be construed or operated as a waiver or relinquishment of the right or remedy in whole or in part nor to preclude the enforcement or exercise in any other circumstances at any time or times in the future.

9.6.2.	Except as provided otherwise herein, no waiver shall be effective unless given in writing and signed by a duly authorized Representative of the Party giving the waiver.
9.7.	Interest

Interest shall accrue automatically (without any formal notice to pay being required) on any overdue amount under this Agreement at the then current rate of the Belgian legal late payment interest rate per year from the due date up to the date of payment.

9.8.	Severability
9.8.1.

  If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any applicable Law, such provision shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

9.8.2.	Each Party shall use its best efforts to immediately negotiate in good faith a legally valid replacement provision in such a case.

9.9.	Deposit of Documents
9.9.1.

  The Parties have arranged for the Data Room Information, the Information Memorandum, the Buyer’s non-binding offer, the Buyer’s binding offer and the Confidentiality Agreement, to be saved on the CD/DVDs of which three (3) identical copies have been produced. Three (3) copies of the CD/DVDs have been initialed by each of the Parties at the date of this Agreement for identification purposes. Each Seller and the Buyer shall retain one (1) copy of the CD/DVDs.

9.10.	Governing Law and Jurisdiction
9.10.1.	This Agreement shall be governed by, and construed, and enforced in accordance with the laws of Belgium.
9.10.2.

    All disputes arising out of or in connection with the interpretation or performance of this Agreement shall, unless otherwise provided, be exclusively and finally settled in accordance with the rules of CEPANI. The arbitral tribunal shall be composed of three (3) arbitrators. The Sellers and the Buyer shall each nominate one arbitrator. The place of arbitration shall be Brussels and the language of the proceedings shall be English. This Article does not exclude the right of the Parties to ask for interim relief before the president of the commercial court of Brussels or any other court having jurisdiction.

9.11.	Power of Attorney to initial the Agreement and Schedules
9.11.1.	The Sellers hereby give a power of attorney to any lawyer or paralegal of Jones Day to initial on their behalf each of the pages of this Agreement and the Schedules to this Agreement.

EXECUTED IN BRUSSELS, ON JULY 11, 2016, IN THREE ORIGINAL COPIES, EACH PARTY ACKNOWLEDGING RECEIPT OF ONE.

FOR AND ON BEHALF OF FERRO FINCO IRELAND LIMITED	FOR AND ON BEHALF OF FERRO INVESTMENTS B.V.
By: /s/ Jeff Rutherford	By: /s/ Gert van der Wilt
Name: Jeff Rutherford	Name: Gert van der Wilt
Title: Director	Title: Director

FOR AND ON BEHALF OF PLAHOMA TWO AG	FOR AND ON BEHALF OF PLAHOMA TWO AG
By: /s/ Franz Maurer	By: /s/ Caspar Schnurbein
Name: Franz Maurer	Name: Caspar Schnurbein
Title: Power-of-Attorney holder	Title: Power-of-Attorney holder

Annex A -- Confidentiality Agreement

Annex B – Example Calculation Working Capital

Annex C – Reference Accounts

Schedule 6.1.2.2 – Financial Statements

Schedule 6.1.2.7 -- Intellectual Property Rights

Schedule 6.1.2.8 – Contracts

1.

Clause 9.02 of the asset purchase agreement dated December 19, 2014 between Ferro Corporation, the Company, Ferro Mexicana S.A. de C.V. and Polymer Additives, Inc. (disclosed in the Data Room Information) includes certain non-compete and non-solicitation obligations which apply to the Company.

2.

Clause 3.D of the supply agreement dated December 19, 2014 between Polyadd Limited, the Company and Ferro Corp. (disclosed in the Data Room Information) specifies that (i) the Company will, and will cause its Affiliates (as defined therein) to,  purchase 100% of their requirements for the Products (as defined therein) including Products used in Blends (as defined therein) (other than the Products manufactured by the Company and in its inventory prior to the date of the supply agreement) from PolyAdd Limited, and (ii) neither the Company, nor its Affiliates (as defined therein), will sell or distribute, directly or indirectly, any of the Products (as defined therein) or Blends (as defined therein), other than to the Company’s end user customers and distributors in the Territory (as defined therein, which includes the European Continent including Russia and other East European countries + Turkey), provided that such distributors may only sell such Products or Blends to end user customers in the Territory.